SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Meeting of the Audit Committee

held on March 8, 2013

1. DATE, TIME AND PLACE: On March 8, 2013, at 2 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of this Audit Committee attended the meeting, the instatement and approval quorum were verified, exempting, therefore, its summoning.

3. RESOLUTIONS: It was resolved, unanimously, by the present members and without any restrictions:

3.1. The opinion of the Audit Committee members was for the approval of the final version of the documents related to the fiscal year ended on 12.31.2012, as follows: administration report, Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of March 8, 2013.

3.2. After analysis presented on the perspective of performing the active net of Deferred Income tax and Social Contribution, calculated in accordance to the Business Plan for the year of 2013, for the next five years, as set forth in CVM’s Regulation No. 371/02, recommend to the Board of Directors its final approval. However, it is important to notice that it shall have no presentation of the analysis because of the provision of the total loss over the net referred above, as per Company’s understanding on Article 3 of CVM’s Regulation No. 371/02, being presented only the unrecognized active net of Income tax and Social Contribution Deferred on 12.31.2012 on the explanatory notes, for appreciation.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Committee Members. Signatures:  Renata de Carvalho Fidale, Secretary. José Écio Pereira da Costa Júnior, Nelson Machado and Maurício Marcellini Pereira.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, March 8, 2013.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer